Exhibit h21a
PRINCIPAL INVESTORS FUND, INC.
SERVICE AGREEMENT
     AGREEMENT to be effective May 1, 2008, by and between PRINCIPAL INVESTORS FUND, INC., a Maryland corporation (hereinafter called the “Fund”) and PRINCIPAL SHAREHOLDER SERVICES, INC., a Washington corporation (hereinafter called “the Administrator”).
     In consideration of the premises and mutual agreements herein contained, the Fund hereby appoints the Administrator to provide personal services to shareholders and beneficial owners as described herein and the Administrator agrees to act, perform or assume the responsibility therefore in the manner and subject to the conditions hereinafter set forth.
1. SERVICES FURNISHED BY THE ADMINISTRATOR
     The Administrator will provide personal services to shareholders and beneficial owners of S Class shares of each Series of Fund that currently exists or hereafter is created and that offers S Class shares. Personal services include:
(a)	responding to beneficial owner inquiries;

(b)	providing information regarding beneficial owner investments;

(c)	other similar personal services or services related to the maintenance of shareholder accounts as contemplated by NASD Rule 2830, or any successor thereto.
     In the carrying out of this function, the Administrator may contract with others, including companies affiliated with the Administrator, for data systems, processing services and other administrative services. The Administrator may at any time or times in its discretion appoint (and may at any time remove) other parties, including companies affiliated with the Administrator, as its agent to carry out such provisions of the Agreement as the Administrator may from time to time direct; provided, however, that the appointment of any such agent shall not relieve the Administrator of any of its responsibilities or liabilities hereunder.
2. COMPENSATION FOR SERVICES
     The Fund will pay the Administrator service fees pursuant to Schedule A attributable to the S Class shares for services provided pursuant to this agreement. Service fees under this Agreement will be calculated and accrued daily and paid monthly to the Administrator, or at such other intervals as the Fund and Administrator may agree. For purpose of this Agreement , “service fees” shall mean payments in connection with the provision of personal, continuing services to investors in the Fund and/or the maintenance of shareholder accounts, excluding (i) transfer agent and sub-transfer agent services for beneficial owners of the Fund’s shares, (ii) aggregating and processing purchase and redemption orders, (iii) providing beneficial owners with account statements, processing dividend payments, (iv) providing sub-accounting services for shares held beneficially, (v) forwarding shareholder communications to beneficial owners, and (vi) receiving, tabulating and transmitting proxies executed by beneficial owners; provided, however, that if FINRA adopts a definition of “service fees” for purposes of FINRA Rule 2830 (or any successor to such rule) that differs from the definition of “service activities” hereunder, or if FINRA adopts a related definition intended to define the same concept, the definition of “service fees” in this Section shall be automatically amended, without further action of the parties, to conform to such FINRA definition.
3. LIMITATION OF LIABILITY OF THE ADMINISTRATOR
     The Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Administrator’s part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.

4. TERM AND RENEWAL
     This Agreement will continue in effect for successive periods of up to one year, provided that each continuance is approved by the Board of Directors of the Fund including a majority of the directors who are not interested persons of the Administrator, Principal Life Insurance Company or the Fund cast in person at a meeting called for the purpose of voting on such approval.
5. TERMINATION OF THIS AGREEMENT
     This Agreement may, on sixty days written notice, be terminated at any time without the payment of any penalty, by the Board of Directors of the Fund, by vote of a majority of the outstanding voting securities of the Fund, or by the Administrator.
6. AMENDMENT OF THIS AGREEMENT
     No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.
7. ADDRESS FOR PURPOSE OF NOTICE
     Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notices. Until further notice to the other party, it is agreed that the address of the Fund and that of the Administrator for this purpose shall be the Principal Financial Group, Des Moines, Iowa 50392.
8. MISCELLANEOUS
     The captions in this Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized.

Principal Investors Fund, Inc.

By	/s/Beth Wilson
Beth Wilson, Vice President and Secretary

Principal Shareholder Services, Inc.

By	/s/Michael J. Beer
Michael J. Beer, President

SCHEDULE A
     As compensation for these services, the Fund will pay PSS service fees equal to a percentage of the average daily net assets attributable to the S Class shares in accordance with the schedule below:

Average Daily Net Assets	Annualized Rate
First $500 Million	6 basis points
Next $500 Million	5 basis points
Next $4 Billion	4 basis points
Next $5 Billion	3 basis points
Next $10 Billion	2 basis points
Over $20 Billion	1 basis point

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